Exhibit 99.1




                              FOR IMMEDIATE RELEASE



Investors:                                                Media:
Emer Reynolds                                             Anita Kawatra
Ph:  353-1-709-4000                                       Ph:  212-407-5740
     800-252-3526                                              800-252-3526


          ELAN TO FILE INTERIM SIX MONTH IRISH GAAP FINANCIALS WITH THE
                       DUBLIN AND LONDON STOCK EXCHANGES

      Interim Results to include a reserve for shareholder lawsuit and SEC


DUBLIN, IRELAND, OCTOBER 4, 2004 -- Elan Corporation, plc today announced that it will file its interim results for the six months ended 30 June 2004, prepared under Irish GAAP, with the Dublin and London Stock Exchanges this week.

The interim results will include a reserve for the Company's estimate of the liabilities related to the previously disclosed shareholder class action lawsuit and the ongoing Securities and Exchange Commission (SEC) investigation. The reserve, which is expected to amount to $55 million, net of related insurance coverage, will be reflected as a charge in the Company's income statement for the six months ended 30 June 2004. A detailed description of the shareholder class action lawsuit and the SEC investigation is set out in Note 25 of the Company's 2003 Annual Report on Form 20-F under the heading "Securities matters/SEC investigation".

The Company is currently in discussions to resolve both the shareholder class action lawsuit and the SEC investigation as soon as practicable.

Once the interim results are filed with the Stock Exchanges, the filing will be furnished to the SEC on Form 6-K and can then be accessed by visiting Elan's website at www.elan.com and clicking on the Investor Relations section.


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About Elan

Elan is a neuroscience-based biotechnology company that is focused on discovering, developing, manufacturing, selling and marketing advanced therapies in neurodegenerative diseases, autoimmune diseases and severe pain. Elan's (NYSE: ELN) shares trade on the New York, London and Dublin Stock Exchanges.

Forward-Looking Statements

This document contains forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, regarding, among other things, the proposed settlement and Elan's financial condition, results of operations and liquidity that involve substantial risks and uncertainties. You can identify these statements by the fact that they use words such as "anticipate", "estimate", "project", "intend", "plan", "believe" and other words and terms of similar meaning in connection with any discussion of future operating or financial performance or events. Among the factors that could cause actual results to differ materially from those described or projected herein are the following: the risk that the parties in the shareholder class action will be able to reach agreement regarding the terms of the settlement; the risk that any settlement of the shareholder class action will be on the financial terms currently expected by Elan; the risk that the settlement, if reached, will be approved by the Court on the terms proposed, or at all; and the risk that a settlement of the SEC investigation will be reached on the financial terms currently expected by Elan, or at all. A further list and description of these risks, uncertainties and other matters can be found in Elan's Annual Report on Form 20-F for the fiscal year ended December 31, 2003, and in its Reports of Foreign Issuer on Form 6-K. Elan assumes no obligation to update any forward-looking statements, whether as a result of new information, future events or otherwise.